Exhibit 99.1
SIFY LIMITED
Regd. Office: 2nd Floor, Tidel Park, 4, Canal Bank Road,
Taramani, Chennai 600 113, India.
NOTICE
NOTICE is hereby given that the Ninth Annual General Meeting of the company will be held on Tuesday, October 25, 2005 at 10.00 A.M. at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Canal Bank Road, Taramani, Chennai — 600 113, India.
Ordinary Business
1.	To adopt the audited Balance Sheet as of March 31, 2005 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2005.

2.	To appoint a Director in place of Mr V Srinivas, Director, who retires by rotation, and being eligible, offers himself for reappointment.

3.	To appoint a Director in place of Mr B Rama Raju, Director, who retires by rotation, and being eligible, offers himself for reappointment.

4.	To reappoint auditors to hold office from the conclusion of this Annual General Meeting, for a further period of one year i.e. till the conclusion of the next Annual General Meeting and fix their remuneration.

RESOLVED THAT M/s BSR & Co., Chartered Accountants, be and are hereby reappointed as the auditors of the Company for a further period of one year i.e. till the conclusion of next Annual General Meeting at a fee to be determined by the Board of Directors / Audit Committee in consultation with the Auditors, which fee may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors / Audit Committee.
Special Business
5.	Appointment of Dr S K Rao, as a Director.

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

RESOLVED THAT Dr S K Rao, who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under Section 260 of the Indian Companies Act, 1956, and in respect of whom a notice under Section 257 of the Indian Companies Act, 1956, has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.
6.	Appointment of Mr C B Mouli, as a Director.

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

RESOLVED THAT Mr C B Mouli, who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under Section 260 of the Indian Companies Act, 1956, and in respect of whom a notice under Section 257 of the Indian Companies Act, 1956, has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

7.	Appointment of Mr R D Thulasiraj, as a Director.

To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

RESOLVED THAT Mr R D Thulasiraj, who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under Section 260 of the Indian Companies Act, 1956, and in respect of whom a notice under Section 257 of the Indian Companies Act, 1956, has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

8.	Enhancement of Authorized Share Capital.

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT in accordance with Section 94 and other applicable provisions, if any, of the Indian Companies Act, 1956, the Authorized Share Capital of the Company be and is hereby increased from Rs.375 Million (Rupees Three Hundred Seventy Five Million) divided into 37,500,000 (Thirty Seven Million Five Hundred Thousand) Equity Shares of Rs.10/- each to Rs.381 Million (Rupees Three Hundred Eighty One Million) divided into 38,100,000 (Thirty Eight Million One Hundred Thousand) Equity Shares of Rs.10/- each by the creation of 600,000 (Six Hundred Thousand) Equity Shares of Rs.10/- each.

9.	Amendment of Memorandum of Association.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT Clause V of the Memorandum of Association of the Company be deleted and the following new Clause V be substituted therefor:

The Authorised Share Capital of the Company is Rs.381 Million (Rupees Three Hundred Eighty One Million) divided into 38,100,000 (Thirty Eight Million One Hundred Thousand) Equity Shares of Rs.10/- each.

The Company shall have power at any time and from time to time to increase / reduce its Capital. Any of the said shares and any new shares may, at any time, and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association.

10.	Allocation of shares under Associate Stock Option Plan 2005.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT in accordance with the provisions of Section 81 (1A) and other applicable provisions, if any, of the Indian Companies Act, 1956, consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as the “Board,” which term shall include any Committee of Directors duly authorized in this behalf) to issue and allot up to 1,900,000 (One Million Nine Hundred Thousand) new Equity Shares and / or American Depositary Receipt linked warrants (hereinafter referred to as “Stock Options”) as may be decided by the Board of Directors of the company, directly or through the medium of warrants / fully convertible instruments or any other appropriate instruments or security, to the employees (hereinafter referred to as the “Associates”) of the Company and of its subsidiaries and shall include Directors, other than promoter Directors, including those of the promoter Company, whether in India or abroad, at such other terms and conditions as the Board may in its absolute discretion think fit, in accordance with the provisions of the Company’s Associate Stock Option Plan 2005, to the eligible Associates of the Company.

RESOLVED FURTHER THAT the issue of Stock Options shall be in accordance with the terms and conditions as regards price, payment on application, allotment, entitlement to dividend and other rights, transferability and all other matters as stipulated in the Associate Stock Option Plan 2005 and in accordance with any other guidelines, rules, regulations and laws to the extent applicable and subject also to the Memorandum and Articles of Association of the company provided that:
a)	the price of the share shall not be less than such minimum price, if any, prescribed under any other rules, regulations and laws to the extent applicable and as determined by the Board.

b)	the equity shares issued upon exercise of the options shall rank pari passu in all respects with the existing equity shares save and except their entitlement to dividend which will commence only from the date of allotment of such equity shares and pro rata for the financial year in which the dividend is declared.

c)	each option granted to eligible employees shall be entitled to one ADS or equity share of nominal value of Rs.10/- each and each option shall vest after such minimum period as may be determined by the Board from time to time.

d)	the company shall confirm to the accounting policies mandated by applicable laws or regulations as is applicable to such stock options.

e)	subject to the approval of the Stock Exchanges, the relevant equity shares, including the underlying shares in case of ADRs, shall be listed on the Stock Exchanges.

f)	the company shall arrange to file necessary return with the Securities and Exchange Commission, USA., and such other statutory authorities as may be required in respect of the aforesaid additional allocation of equity shares to the employees under the Associate Stock Option Plan 2005.

g)	the Board shall have absolute discretion in formulating the details of the Associate Stock Option Plan 2005.
RESOLVED FURTHER THAT for the purpose of giving effect to the above resolutions, the Board be and is hereby authorized to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings as it may in its absolute discretion deem necessary or desirable and pay fees and commission and incur expenses in relation thereto.

11.	Amendment to Articles of Association.

To consider and if thought fit, to pass with or without modifications, the following resolution as a Special Resolution:

RESOLVED THAT pursuant to Section 31 and other applicable provisions if any, of the of the Indian Companies Act, 1956, the regulations contained in the printed document submitted to the meeting and for the purpose of identification signed by the Chairman thereof, be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and the exclusion of all the existing articles thereof.

12.	Enhancement of remuneration payable to the Managing Director.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309, 310 and 311 read with Schedule XIII and other applicable provisions, if any, of the Indian Companies Act, 1956, as approved by the Remuneration / Compensation Committees and the Board of Directors and subject to the approval of the Central Government, the consent of the shareholders of the company be and is hereby accorded, to increase the remuneration of Mr. R. Ramaraj, Managing Director, effective April 1, 2005 for a period of three years i.e. from 1.4.2005 to 31.3.2008 in the following manner:

1.	Basic Salary	:	Rs.3,12,500/- per month. In the scale of Rs.3,12,500 — 31,250 — 3,75,000 per month.
2.	Special Allowance	:	38% of the basic salary.
3.	Perquisites	:
	House Rent Allowance	:	50% of the basic salary.
	Medical Reimbursement	:	Rs.15,000/- per annum (for self and family members).
	Medical Insurance	:	Rs.5,000/- per annum towards premium.

Leave Travel Concession	:	At actual for self and family once a year to any place in India, as per the Rules of the company subject to a ceiling of one month’s basic salary.
Club Fees	:	Fees of club, subject to a maximum of two clubs - Rs.84,000/- per annum.
Group Total Life Insurance		Rs.20,000/- per annum towards premium.
Others	:	Notional value of car perks (Rs.1,100 per month)
     RESOLVED FURTHER THAT the above Special Allowance and perquisites shall not exceed 100 % of the Basic Salary.
     RESOLVED FURTHER THAT Mr. R. Ramaraj shall also be eligible to the following perquisites, which shall not be included in the computation of above ceiling.

Car	:	Company maintained car.
Telephone	:	Free telephone facility at residence.
Contribution to Provident Fund	:	Company’s contribution towards Provident Fund will be as per the rules of the company subject to a ceiling of 12% of the basic salary.
Gratuity	:	Premium not to exceed 4% of the basic salary.
Encashment of leave	:	Shall be allowed at the time of expiry of the term of office and shall be calculated on the last drawn basic salary.
RESOLVED FURTHER THAT where in any financial year during the currency of the tenure of the appointee, the company has no profits or its profits are inadequate, the company will pay remuneration by way of salary, perquisites and other allowances and benefits as specified above as minimum remuneration.
RESOLVED FURTHER THAT the Board of Directors of the company be and is hereby authorised to alter and vary such revised terms and conditions in accordance with the approval of the Central Government, as may be agreed to by the Board and acceptable to Mr Ramaraj.
RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to take such steps as may be necessary and desirable to give effect to the above resolutions.

Chennai, India	By Order of the Board
September 23, 2005	For Sify Limited

V Ramasubramanian
Company Secretary

Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint a Proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, is annexed hereto.